UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2022

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2022

EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

EDAP Announces Pricing of Public Offering of American

Depositary Shares

LYON, France, September 22, 2022 -- EDAP TMS S.A. (NASDAQ: EDAP) (the “Company”), a global leader in robotic energy-based therapies, announced that the price of its public offering of its American Depositary Shares (“ADSs”), which commenced on September 22, 2022, has been set today at $7.50 per ADS, before underwriting discounts and commissions, and that the number of offered ADSs is 2,666,667. In addition, Jefferies LLC has been granted a 30-day over-allotment option to purchase up to an additional 400,000 ADSs on the same terms and conditions. The gross proceeds from the offering, before deducting underwriting discounts and commissions and other offering expenses payable by the Company, are expected to be approximately $20,000,003. The closing of the offering is expected to occur on September 27, 2022, subject to customary closing conditions.

Jefferies LLC is acting as the sole book-running manager for the offering.

A shelf registration statement on Form F-3 (including a prospectus) relating to the Company’s American Depositary Shares was filed with the Securities and Exchange Commission (the “SEC”) on April 7, 2021 and is effective. The Company has also filed a base prospectus dated April 16, 2021 and a preliminary prospectus supplement dated September 22, 2022 with respect to the offering. A final prospectus supplement and the accompanying prospectus will be filed with the SEC. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, when available, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Jefferies LLC, Attn: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, New York 10022, by telephone at +1 (877) 821-7388 or by email at Prospectus_Department@Jefferies.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the expected closing of the Company’s follow-on offering. Such statements are based on management's current expectations and are subject to a number of risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, but are not limited to, uncertainties related to market conditions, satisfaction of the closing conditions of the offering, those risks relating to the offering and others described in the preliminary prospectus supplement and in particular in the sections “Forward-Looking Information” and “Risk Factors” and those risks relating to the Company’s business, which are described in the Company’s filings with the SEC and in particular in the section “Risk Factors” in the Company’s Annual Report on Form 20-F. The Company undertakes no obligation to update or revise any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this release, except as required by law.

Company Contact

Blandine Confort

Investor Relations / Legal Affairs

EDAP TMS SA

+33 4 72 15 31 50

bconfort@edap-tms.com

Investor Contact

John Fraunces

LifeSci Advisors, LLC

917-355-2395

jfraunces@lifesciadvisors.com